FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 22, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1.	Special Shareholders’ Meeting - Minutes No. 54
2.	Annual General Shareholders’ Meeting - Minutes No. 55

Item 1

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35300147952

Publicly-held Corporation

CVM No. 01610-1

Special Shareholders’ Meeting - Minutes No. 54

DATE, TIME AND PLACE: On March 21, 2007, at 10:00 a.m., at Gafisa S.A.’s (the “Company”) head offices located in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 4777, 9th Floor.

CALL NOTICES: The 1st call notice for this meeting was published on the “Official Corporate Gazette of the State of São Paulo”, on February 23, 24 and 27, 2007, at pages 31, 9 and 32, respectively, and in the periodical “Valor Econômico” - National Edition, on February 23, 26 and 27, 2007, at pages A12, C5 and A10, respectively.

2ª CONVOCAÇAO: The 2nd call notice for this meeting was published on the “Official Corporate Gazette of the State of São Paulo”, on March 13, 14 and 15, 2007, at pages 156, 24 and 23, respectively, and in the periodical “Valor Econômico” - National Edition, on March 13, 14 and 15, 2007, at pages A5, A11 and A13, respectively.

ATTENDANCE: Upon a second call, the shareholders representing 51.37% of the Company’s total voting capital stock, including the Directors, Messrs. Gary Robert Garrabrant, Thomas Joseph McDonald, Danilo Gamboa and Eduardo Alcalay, as per the signatures contained in the “Shareholders’ Attendance Book”.

PRESIDING BOARD: Chairman: Doter Karamm Junior; and Secretary: Bianca Gentil Ciampone.

CLARIFICATIONS MADE BY THE ADMINISTRATION: The Chief Executive Officer and the Chief Finance Officer and Investor Relations Officer of the Company clarified to the present shareholders that the public offering of the Company’s shares approved by the Board of Directors on the meeting held on January 17, 2007, which was held on March 16, 2007, will have its settlement on today’s date, March 21, 2007, it being understood that the amount of funds and its availability to the increase and to the full payment of the corporate capital will only be determined afterward. Considering that the definitive values concerning the Company’s corporate capital are not known at the present moment, the Administration of the Company withdrew the two last items of this Special Meeting’s agenda, which will be subject to appreciation opportunely.

RESOLUTIONS: By the majority of the shareholders present at the meeting, the following resolutions have been taken:

1.  To record that the minutes related to this Meeting will be drawn-up in summary form, and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

2.  To amend article 36 of the Company’s Bylaws in order to create a statutory reserve destined to the expansion of the corporate businesses, which from now on shall be read as follows:

“Article 36. Possible accrued losses and income tax provision shall be deducted from the net income for the year, before any interest.

Paragraph 1. The statutory interest of the administrators shall be calculated from the amount verified in the manner set forth in the main section of Article 36 above, until the maximum legal limit, and shall be distributed in accordance with the parameters to be established by the Board of Directors.

Paragraph 2. Out of the net income for the year, after the deduction mentioned in the previous paragraph, the following shall be allocated:

(a) 5% (five percent) to the legal reserve, until reaching 20% (twenty percent) of the paid-up capital or the limit foreseen in paragraph 1 of Article 193 of Law No. 6,404/76;

(b) out of the balance of net income for the year, obtained after the deduction mentioned in the previous paragraph and the allocation referred to in letter a) of this paragraph 2, and adjusted as provided for by Article 202 of Law #6,404/76, 25% (twenty-five percent) shall be destined to the payment of mandatory dividend to all shareholders; and

(c) an amount not higher than 71.25% (seventy-one point twenty-five percent) of the net profits for creation of the Investment Reserve, with the purpose of financing the expansion of Company’s activities and of its controlled companies, including by means of subscribing capital increases or creating new projects, participating in consortiums or other types of association for the performance of the corporate purpose.

Paragraph 3. The reserve established in item “c” above may not exceed 80% (eighty per cent) of the corporate capital. If it reaches such limit, the General Meeting shall resolve on the destination of the balance, either by distributing it to the shareholders or using it for capital increases.

Paragraph 4. After the distribution provided for in the previous paragraph, the balance shall have the allocation approved by general meeting, after listening to the Board of Directors, in compliance with the applicable legal provisions.”

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up, as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. São Paulo, March 21, 2007.

Signarures: Doter Karamm Junior (Chairman of the Meeting), Bianca Gentil Ciampone (Secretary of the Meeting). Shareholders: EIP BRAZIL HOLDINGS, LLC; EIP BRAZIL HOLDINGS, GODO KAISHA; EI FUND II BRAZIL, GODO KAISHA; THOMAS JOSEPH MCDONALD; GARY ROBERT GARRABRANT (representados por Maria Cristina Pantoja da Costa Faria); BRAZIL DEVELOPMENT EQUITY INVESTMENTS, LLC; DANILO GAMBOA; EDUARDO ALCALAY (representados por Doter Karamm Junior); DOTER KARAMM JUNIOR; BARCLAYS GLOBAL INVESTORS; N.A; BELL ATLANTIC MASTER PENSION TRUST; BLUE RIDGE LIMITED PARTNERSHIP; BLUE RIDGE OFFSHORE MASTER LTD P; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONFUND EMERGING MARKETS INVESTORS COMPANY; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EXEL PENSIONS INVESTMENT FUND LIMITED; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND; FIDELITY INVESTMENT TRUST LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; GE INVESTMENTS FUNDS, INC.; ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO; INTEGRA INTERNATIONAL EQUITY FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ITV PENSION SCHEME LIMITED; JANUS ADVISER INTERNATIONAL GROWTH FUND; JANUS ASPEN SERIES - INTERNATIONAL GROWTH PORTFOLIO; JANUS OVERSEAS FUND; (JPMORGAN) FLEMING FUNDS LATIN AMERICA EQUITY FUND; LONDON BOROUGH OF SOUTHWARK PENSION FUND; MELLON GLOBAL FUNDS, PLC; MELLON INVESTMENT FUNDS ICVC NEWTON GLOBAL OPPORTUNITIES FUND; MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS; MERRILL LYNCH LATIN AMERICA FUND, INC; PACIFIC FUNDS - PF OPPENHEIMER EMERGING MARKETS FUND; PANAGORA GROUP TRUST; RAYTHEON COMPANY MASTER TRUST; TA IDEX MARSICO INTERNATIONAL GROWTH; TELCORDIA TECHNOLOGIES PENSION PLAN; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD INVESTMENT SERIES, PLC; WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIOBARCLAYS GLOBAL INVESTORS, N.A; BELL ATLANTIC MASTER PENSION TRUST; BLUE RIDGE LIMITED PARTNERSHIP; BLUE RIDGE OFFSHORE MASTER LTD P; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONFUND EMERGING MARKETS INVESTORS COMPANY; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EXEL PENSIONS INVESTMENT FUND LIMITED; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND; FIDELITY INVESTMENT TRUST LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; GE INVESTMENTS FUNDS, INC.; ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO; INTEGRA INTERNATIONAL EQUITY FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ITV PENSION SCHEME LIMITED; JANUS ADVISER INTERNATIONAL GROWTH FUND; JANUS ASPEN SERIES - INTERNATIONAL GROWTH PORTFOLIO; JANUS OVERSEAS FUND; (JPMORGAN) FLEMING FUNDS LATIN AMERICA EQUITY FUND; LONDON BOROUGH OF SOUTHWARK PENSION FUND; MELLON GLOBAL FUNDS, PLC;

MELLON INVESTMENT FUNDS ICVC NEWTON GLOBAL OPPORTUNITIES FUND; MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS; MERRILL LYNCH LATIN AMERICA FUND, INC; PACIFIC FUNDS - PF OPPENHEIMER EMERGING MARKETS FUND; PANAGORA GROUP TRUST; RAYTHEON COMPANY MASTER TRUST; TA IDEX MARSICO INTERNATIONAL GROWTH; TELCORDIA TECHNOLOGIES PENSION PLAN; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD INVESTMENT SERIES, PLC; WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO (representados por Daniel Alves Ferreira).

I certify that the present is a true copy of the minutes drawn on the respective corporate book.

Bianca Gentil Ciampone
Secretary

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35300147952

Publicly-held Corporation

CVM No. 01610-1

Annual General Shareholders’ Meeting - Minutes No. 55

DATE, TIME AND PLACE: On March 21, 2007, at 11:00 a.m., at Gafisa S.A.’s (the “Company”) head offices located in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 4777, 9th Floor.

CALL NOTICES: The call notice for this meeting was published on the “Official Corporate Gazette of the State of São Paulo”, on February 23, 24 and 27, 2007, at pages 31, 9 and 111, respectively, and in the periodical “Valor Econômico” - National Edition, on February 23, 26 and 27, 2007, at pages A12, C5 and A10, respectively.

ATTENDANCE: The shareholders representing 51.61% of the Company’s total voting capital stock, including the Directors, Messrs. Gary Robert Garrabrant, Thomas Joseph McDonald, Danilo Gamboa and Eduardo Alcalay, as per the signatures contained in the “Shareholders’ Attendance Book”. Also present was the representative of the independent auditors BDO Trevisan Auditores Independentes, Mr. Daniel Gomes Maranhão Jr. (CRC 1SP21585610-5).

PRESIDING BOARD: Chairman: Doter Karamm Junior; and Secretary: Bianca Gentil Ciampone.

RESOLUTIONS: By shareholders representing 51.61% of the Company’s voting capital present at the meeting, the dissenting votes recorded in each, the following resolutions have been taken:

1.  To record that the minutes related to this Meeting will be drawn-up in summary form, and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

2.  To approve, after examined and discussed, with no restrictions, the following documents prepared by the management regarding the fiscal year ended on December 31, 2006: (i) the Management Report; and (ii) the Financial Statements of the Company, along with the Explanatory Notes and the Accounting Firm Report, which were entirely published in the newspaper “Diário Oficial do Estado de São Paulo”, on January 30, 2007, page 3, and in the newspaper “Valor Econômico” - National Edition, on January 30, 2007, page B6, having complied therefore with the legal term.

The shareholders Vanguard Investments Series, PLC and Vanguard Emerging Markets Stock Index Fund voted against this resolution.

3.  To approve, with no restrictions, the proposal to allocate the 2006 fiscal year’s net profits total amount of R$46,056,599.90, as evidenced in the Explanatory Notes of the Financial Statements hereby approved, as per the recommendation of the Board of Directors recorded in the minutes of the meeting held on January 29, 2007, in the following manner:

(a)  R$2,302,830.00 to the legal reserve;

(b)  R$29,971,538.13 to offset the debt balance of the accrued profits account originated due to change of accounting procedures;

(c)  R$10,988,246.60 for payment of the minimum mandatory dividend, re-ratifying the distribution approved by the Board of Directors, as anticipation of minimum mandatory dividend, at the meeting held on February 9, 2007; therefore, there is no balance which distribution still depends on any resolution; and

(d)  R$2,793,985.17 to the reserve which purpose is the expansion of the corporate businesses set forth under Article 36 of Company’s bylaws.

4.  To record that due to the non-presentation of the request foreseen in paragraph 2 of Article 161 of Law No. 6,404/76, the Audit Committee was not installed.

5.  To determine the amount of the annual aggregate compensation of the Company’s administrators during the 2007 fiscal year up to R$ 5,880,732.00, as both fixed and variable compensation, including benefits of any nature. It shall rely on the Board of Directors to establish the individual amounts to be distributed to each of the Company’s administrators, considering his responsibilities, the time dedicated to his functions, his competence and professional reputation and the market value of his services.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up, as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. São Paulo, March 21, 2007.

Signarures: Doter Karamm Junior (Chairman of the Meeting), Bianca Gentil Ciampone (Secretary of the Meeting). Independent Auditors: BDO Trevisan Auditores Independentes (represented by Daniel Gomes Maranhão Jr.). Shareholders: EIP BRAZIL HOLDINGS, LLC; EIP BRAZIL HOLDINGS, GODO KAISHA; EI FUND II BRAZIL, GODO KAISHA; THOMAS JOSEPH MCDONALD; GARY ROBERT GARRABRANT (represented by Maria Cristina Pantoja da Costa Faria); BRAZIL DEVELOPMENT EQUITY INVESTMENTS, LLC; DANILO GAMBOA; EDUARDO ALCALAY (represented by Doter Karamm Junior); DOTER KARAMM JUNIOR; BARCLAYS GLOBAL INVESTORS; N.A; BELL ATLANTIC MASTER PENSION TRUST; BLUE RIDGE LIMITED PARTNERSHIP; BLUE RIDGE OFFSHORE MASTER LTD P; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONFUND EMERGING MARKETS INVESTORS COMPANY; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EXEL PENSIONS INVESTMENT FUND LIMITED; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND; FIDELITY INVESTMENT TRUST LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; GE INVESTMENTS FUNDS, INC.; ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO; INTEGRA INTERNATIONAL EQUITY FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ITV PENSION SCHEME LIMITED; JANUS ADVISER INTERNATIONAL GROWTH FUND; JANUS ASPEN SERIES - INTERNATIONAL GROWTH PORTFOLIO; JANUS OVERSEAS FUND; (JPMORGAN) FLEMING FUNDS LATIN AMERICA EQUITY FUND; LONDON BOROUGH OF SOUTHWARK PENSION FUND; MELLON GLOBAL FUNDS, PLC; MELLON INVESTMENT FUNDS ICVC NEWTON GLOBAL OPPORTUNITIES FUND; MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS; MERRILL LYNCH LATIN AMERICA FUND, INC; PACIFIC FUNDS - PF OPPENHEIMER EMERGING MARKETS FUND; PANAGORA GROUP TRUST; RAYTHEON COMPANY MASTER TRUST; TA IDEX MARSICO INTERNATIONAL GROWTH; TELCORDIA TECHNOLOGIES PENSION PLAN; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD INVESTMENT SERIES, PLC; WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIOBARCLAYS GLOBAL INVESTORS, N.A; BELL ATLANTIC MASTER PENSION TRUST; BLUE RIDGE LIMITED PARTNERSHIP; BLUE RIDGE OFFSHORE MASTER LTD P; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONFUND EMERGING MARKETS INVESTORS COMPANY; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EXEL PENSIONS INVESTMENT FUND LIMITED; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND; FIDELITY INVESTMENT TRUST LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; GE INVESTMENTS FUNDS, INC.; ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO; INTEGRA INTERNATIONAL

EQUITY FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ITV PENSION SCHEME LIMITED; JANUS ADVISER INTERNATIONAL GROWTH FUND; JANUS ASPEN SERIES - INTERNATIONAL GROWTH PORTFOLIO; JANUS OVERSEAS FUND; (JPMORGAN) FLEMING FUNDS LATIN AMERICA EQUITY FUND; LONDON BOROUGH OF SOUTHWARK PENSION FUND; MELLON GLOBAL FUNDS, PLC; MELLON INVESTMENT FUNDS ICVC NEWTON GLOBAL OPPORTUNITIES FUND; MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS; MERRILL LYNCH LATIN AMERICA FUND, INC; PACIFIC FUNDS - PF OPPENHEIMER EMERGING MARKETS FUND; PANAGORA GROUP TRUST; RAYTHEON COMPANY MASTER TRUST; TA IDEX MARSICO INTERNATIONAL GROWTH; TELCORDIA TECHNOLOGIES PENSION PLAN; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD INVESTMENT SERIES, PLC; WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO; HARBOR INTERNATIONAL GROWTH FUND (represented by Daniel Alves Ferreira).

I certify that the present is a true copy of the minutes drawn on the respective corporate book.

Bianca Gentil Ciampone
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date:	March 22, 2007	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer